Filed by Capitol Acquisition Holding Company Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capitol Acquisition Corp. III (File No. 001-37588)

Commission File No. for the Related Registration Statement: 333-217256

Cision and Capitol Acquisition Corp. III to Speak at the J.P. Morgan 45th Annual Global Technology, Media and Telecom Conference

CHICAGO and WASHINGTON, May 17, 2017 – Capitol Acquisition Corp. III (NASDAQ: CLAC; “Capitol”), a public investment vehicle, and Cision, a leading global provider of cloud-based earned media solutions, announce that representatives from each company are scheduled to speak at the J.P. Morgan 45th Annual Global Technology, Media and Telecom Conference on May 22, 2017 at 3:40pm. Speakers will include Kevin Akeroyd, CEO of Cision, Jack Pearlstein, CFO of Cision and Mark Ein, Chairman and CEO of Capitol.

Interested parties are invited to access a live webcast of the presentation on Capitol’s website at www.capitolacquisition.com.

As announced previously, Cision and Capitol have agreed to a proposed business combination in which Cision will become a publicly listed company on the New York Stock Exchange. The parties are seeking to consummate the transaction by June 30, 2017.

Additional Information about the Transactions between Capitol and Cision and Where to Find It

Capitol Acquisition Holding Company, Ltd. (“Holdings”), an exempted company incorporated in the Cayman Islands and a wholly-owned subsidiary of Capitol, has filed with the SEC a registration statement on Form S-4 (File No. 333-217256) (the “Registration Statement”) which includes a preliminary proxy statement of Capitol, and a preliminary prospectus with respect to Holdings’ securities to be issued in connection with the proposed business combination. Capitol plans to mail to its stockholders a definitive proxy statement/prospectus with respect to Holdings’ securities to be issued in connection with the business combination. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPITOL, HOLDINGS, CISION, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, and the definitive proxy statement/prospectus (when they become available) and other relevant materials and any other documents filed by Capitol or Holdings with the SEC free of charge at the SEC’s web site at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Registration Statement by directing a request to: Capitol Acquisition Corp. III, 509 7th Street NW, Washington, DC 20004 or by emailing info@capitolacquisition.com; and/or on Cision’s website at www.cision.com or by directing a written request to Cision, 130 East Randolph St., 7th Floor, Chicago, IL 60601 or by emailing askcision@cision.com.

Participants in the Solicitation

Capitol, Cision and Holdings and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed business combination. Information about Capitol’s directors and executive officers is set forth in Capitol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 10, 2017. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the Registration Statement filed by Holdings. These documents are available free of charge as indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Cision

Cision is a leading media communication technology and analytics company that enables marketers and communicators to effectively manage their earned media programs in coordination with paid and owned channels to drive business impact. As the creator of the Cision Communications Cloud™, the first-of-its-kind earned media cloud-based platform, Cision has combined cutting-edge data, analytics, technology and services into a unified communication ecosystem that brands can use to build consistent, meaningful and enduring relationships with influencers and buyers in order to amplify their marketplace influence. Cision solutions also include market-leading media technologies such as PR Newswire, Gorkana, PRWeb, Help a Reporter Out (HARO) and iContact. Cision serves over 75,000 customers in 170 countries and 40 languages worldwide, and maintains offices in North America, Europe, the Middle East, Asia, and Latin America. For more information, visit www.cision.com or follow @Cision on Twitter.

About Capitol Acquisition Corp. III

Capitol Acquisition Corp. III is a public investment vehicle formed for the purpose of effecting a merger, acquisition or similar business combination. Capitol is led by Chairman and Chief Executive Officer Mark D. Ein, and President and Chief Financial Officer L. Dyson Dryden. Capitol’s securities are quoted on the Nasdaq stock exchange under the ticker symbols CLAC, CLACW and CLACU. The company, which raised $325 million of cash proceeds in an initial public offering in October 2015, is Capitol’s third publicly traded investment vehicle. The first, Capitol Acquisition Corp., created Two Harbors Investment Corp. (NYSE: “TWO”), a leading mortgage real estate investment trust (REIT) and the second, Capitol Acquisition Corp. II, merged with Lindblad Expeditions, Inc. (NASDAQ: “LIND”), a global leader in expedition travel.

Contact:

cisionpr@cision.com